Exhibit 99.1

Nyxoah Announces Proposed Offering of Ordinary Shares

June 4, 2026

INSIDE INFORMATION

REGULATED INFORMATION

Nyxoah Announces Proposed Offering of Ordinary Shares

Mont-Saint-Guibert, Belgium – June 4, 2026, 10:02 pm CET / 4:02 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on developing innovative solutions for Obstructive Sleep Apnea (OSA), today announced the commencement of a proposed underwritten public offering in the United States, which may include shares sold in a private offering to certain qualified or institutional investors outside the United States, including within the European Union. All of the ordinary shares are being offered by Nyxoah and there are no selling shareholders participating in the proposed offering. In addition, Nyxoah expects to grant the underwriters a 30-day option to purchase additional ordinary shares in an amount of up to 15% of the number of shares sold in the offering. The proposed offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Nyxoah intends to use the net proceeds from the proposed offering (i) for expanding commercialization activities in the United States; (ii) to further finance research and development activities related to Genio system upgrades, re-designing its products for manufacturability and cost reduction initiatives, and to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; (iii) to advance commercialization of the Genio system in its initial target markets outside of the United States and to continue gathering clinical data and to support physician initiated clinical research projects related to OSA patient treatments; and (iv) for other general corporate purposes, including, but not limited to, working capital, repayment of debt financing, capital expenditures, investments, acquisitions, should the Company choose to pursue any, and collaborations.

BofA Securities is acting as the lead bookrunner for the offering. Bank Degroof Petercam SA/NV is acting as an additional bookrunner and B. Riley is acting as a co-manager for the offering.

The public offering in the United States will be made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-285982) that was filed by Nyxoah with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on April 1, 2025. A preliminary prospectus supplement will be filed with the SEC and the accompanying prospectus relating to and describing the terms of the offering will be and are available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement, when available, and the accompanying prospectus may be obtained by contacting BofA Securities at 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001, Attention: Prospectus Department, at dg.prospectus_requests@bofa.com or by telephone at 1-800-294-1322.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and received approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Important Information

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium.

This announcement is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (as amended, the “EU Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. The offering referred to in this announcement will not be subject to a prospectus approved by the Belgian Financial Services and Markets Authority (the “FSMA”). To the extent necessary, an information document prepared in accordance with Article 1(5)(ba)(iii) and Annex IX of the EU Prospectus Regulation will be filed by the Company with the FSMA and published on the Company’s website. In any member state of the European Economic Area (the “Member States”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Regulation.

With respect to any Member State, no action has been or will be taken in order to permit an offer of securities to the public which would require the publication of a prospectus or Annex IX document in any Member State. As a result, the ordinary shares of the Company can only be offered or sold and will only be offered or sold in any Member State (a) to qualified investors as defined in the EU Prospectus Regulation or (b) in accordance with the other exemptions set forth in Article 1(4) of the EU Prospectus Regulation. For the purposes of this paragraph, the expression "offer of securities to the public" means a communication, in any form and by any means presenting sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

In the United Kingdom, the transaction to which this press release relates will only be available to, and will only be engaged in with, persons who are “qualified investors” (as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024) who also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), and/or (ii) are “high net worth companies” (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2) (a) to (d) of the Order (any such person being referred to as a “Relevant Person”). In the United Kingdom, any person who is not a Relevant Person should not take any action on the basis of this announcement and should not act or rely on it.

The underwriters in the offering may not necessarily undertake stabilization transactions aimed at supporting the market price of the securities during the stabilization period, which begins at the time the offering is priced and continues for 30 days thereafter, and if they do, such stabilization may cease at any time. Stabilization by the underwriters may take place in the United States on the Nasdaq Global Market and on Euronext Brussels.

Forward-Looking Statements

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements may be identified by words such as “expects,” “potential,” “could,” or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company’s or, as appropriate, the Company directors’ or managements’, current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the Company’s commercialization strategy and entrance to the U.S. market; the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies; and statements relating to the offering, including the expected closing, the anticipated proceeds from the offering and the use thereof. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard

Head of Investor Relations & Corporate Communication

IR@nyxoah.com

Attachment

•  ENGLISH_Launch Press Release_FINAL